Exhibit 99.1

New Gold Announces 14.9% Investment in Talisker Resources

(All dollar figures are in Canadian dollars unless otherwise indicated)

April 15, 2021 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) announced today that it has acquired 37,366,932 common shares (the "Purchased Shares") of Talisker Resources Ltd. (TSX: TSK) (OTCQX: TSKFF) ("Talisker") at $0.37 per Purchased Share for total consideration of approximately $13.8 million, representing approximately 14.9% of Talisker's issued and outstanding common shares. The acquisition of the Purchased Shares was made pursuant to a purchase and sale agreement between New Gold and PearTree Securities Inc. on behalf of certain third party sellers.

In anticipation of New Gold acquiring its interest, New Gold and Talisker entered into an investor rights agreement (the "Investor Rights Agreement") providing that during the period commencing on the date hereof and ending on the date on which New Gold's ownership is less than 10% of the issued and outstanding common shares of Talisker, New Gold has the right, among other things, to:

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Have a nominee appointed to the board of directors of Talisker (the "Talisker Board") and have such nominee nominated for election at Talisker's meetings of shareholders. If the size of the Talisker Board is increased to eight or more members, New Gold shall be entitled to designate an additional nominee.

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Participate on a pro rata basis in equity financings by Talisker in order to maintain its 14.9% interest in Talisker. In addition, New Gold will have certain top-up rights that will allow it to maintain its interest in the event of other dilutive events undertaken by Talisker.

●	Certain information and access rights to Talisker's properties.

In return for these rights, New Gold has agreed to, among other things:

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For a period of 24 months, ensure it is present at shareholder meetings of Talisker and, subject to certain exceptions, not vote against matters that have been unanimously approved by the Talisker Board.

●	Certain restrictions on disposing its interest in Talisker.

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A 24-month standstill which will prohibit New Gold from taking certain actions, including acquiring more than 14.9% of the issued and outstanding common shares of Talisker, subject to certain exceptions.

New Gold is acquiring the Purchased Shares for investment purposes. Depending on market conditions and other factors, New Gold may, from time to time, acquire additional common shares or other securities of Talisker or dispose of some or all of the common shares or other securities of Talisker that it owns at such time.

An early warning report will be filed by New Gold in accordance with applicable securities laws.

About New Gold Inc.
New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds an 8% gold stream on the Artemis Gold Blackwater project located in British Columbia and a 6% equity stake in Artemis. The Company also operates the Cerro San Pedro Mine in Mexico (in reclamation). New Gold's vision is to build a leading diversified intermediate gold Company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.

For further information, please contact:

Ankit Shah
Vice President, Strategy & Business Development
Direct: +1 (416) 324 6027
Email: ankit.shah@newgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to New Gold's acquisition or disposition of securities of Talisker in the future.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by New Gold as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.